Exhibit 99.1

April 27, 2026
TO THE SHAREHOLDERS OF GLOBAL SHIP LEASE, INC.
Global Ship Lease, Inc. (the “Company”) is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. We commenced operations in December 2007, with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. As of March 16, 2026, we owned 71 containerships, ranging from 2,207 to 11,040 TEU, with an aggregate capacity of 423,003 TEU.
It is our pleasure to invite you to attend the Company’s 2026 Annual Meeting of Shareholders (the “Meeting”), which will be held at our office at 9 Irodou Attikou Street, Kifisia, Athens, Greece 14561 on June 17, 2026 at 5:00 PM local time.
At the Meeting, our shareholders will consider and vote upon the following proposals:
1.	to elect three Term III Directors to serve until the 2029 Annual Meeting of Shareholders;
2.	to ratify the appointment of PricewaterhouseCoopers S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2026;
3.
to approve the Company’s Second Amended and Restated Articles of Incorporation and to authorize the Board of Directors to effect such amendment and restatement by filing the same with the Registrar of Corporations of the Republic of the Marshall Islands; and

4.	to transact such other business as may properly come before the Meeting or any adjournment thereof.
These proposals are described in detail in the proxy materials.
For the Meeting, we will use the internet as our primary means of furnishing proxy materials to shareholders. Accordingly, you will not necessarily receive paper copies of all of our proxy materials unless you request or have requested them. We have mailed the enclosed notice with instructions for accessing all of the proxy materials and for voting via the internet and information on how shareholders may obtain paper copies of our proxy materials if they so choose. The enclosed notice also explains how you can consent to receive future proxy materials by e-mail or the internet, which will save us the cost of printing and mailing documents to you and will reduce the impact of our shareholder meetings on the environment.
You are cordially invited to attend the Meeting in person. Your shares may alternatively be voted via the internet, by telephone or, if you receive a paper proxy card in the mail, by mailing the completed proxy card. If you nevertheless attend the Meeting, you may vote your shares in person, even if you have previously voted by proxy.
Your vote is very important to us. Whether or not you plan to attend the Meeting, please take a moment to review the proxy materials and vote as soon as possible to ensure that your shares will be represented and voted at the Meeting.

Yours faithfully,

Thomas Lister Chief Executive Officer

GLOBAL SHIP LEASE, INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 17, 2026
NOTICE IS HEREBY given that the Annual Meeting of Shareholders (the “Meeting”) of Global Ship Lease, Inc. (the “Company”) will be held at 9 Irodou Attikou Street, Kifisia, Athens, Greece 14561 on June 17, 2026 at 5:00 PM local time, for the following purposes, of which items one, two, and three are more completely set forth in the accompanying Proxy Statement:
1.	to elect three Term III Directors to serve until the 2029 Annual Meeting of Shareholders (“Proposal One”);
2.	to ratify the appointment of PricewaterhouseCoopers S.A. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026 (“Proposal Two”);
3.
to approve the Company’s Second Amended and Restated Articles of Incorporation and to authorize the Board of Directors to effect such amendment and restatement by filing the same with the Registrar of Corporations of the Republic of the Marshall Islands (“Proposal Three”); and

4.	to transact such other business as may properly come before the meeting or any adjournment thereof.
The Board of Directors of the Company recommends that you vote “FOR” each of Proposal One, Proposal Two, and Proposal Three.
Adoption of Proposal One requires the affirmative vote of a majority of the votes cast with respect to such director by shareholders present in person or by proxy and entitled to vote at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting. Adoption of Proposal Three requires the affirmative vote of the holders of a majority of the outstanding Class A common shares.
The Board of Directors of the Company has fixed the close of business on April 20, 2026 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
To constitute a quorum, there must be present, either in person or by proxy, shareholders of record holding at least a majority of the Class A common shares issued and outstanding and entitled to vote at the Meeting.
IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED IN THIS NOTICE. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED WITHOUT DIRECTION AS TO ONE OR MORE PROPOSALS WILL BE VOTED TO THE EXTENT NO DIRECTION IS GIVEN IN FAVOR OF THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
If you attend the Meeting in person, you will be asked to present photo identification, such as a driver’s license. If you hold your shares through an account with a brokerage firm, bank or other nominee, you will also be asked to present appropriate proof of ownership to be admitted to the Meeting. A recent brokerage statement or a letter from your bank or broker are examples of proof of ownership.

If you attend the Meeting and do not hold your shares through an account with a brokerage firm, bank or other nominee, you may revoke your proxy and vote in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares and revoke your vote, if necessary. If you want to vote your shares held in street name in person at the meeting, you must bring with you a written proxy in your name from the broker, bank or other nominee that holds your shares.

BY ORDER OF THE BOARD OF DIRECTORS

Maria Danezi Secretary

April 27, 2026

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR
THE SHAREHOLDERS MEETING TO BE HELD ON JUNE 17, 2026
This Notice presents only an overview of the more complete proxy materials that are available to you on the internet. Shareholders who have already requested printed materials will also receive a copy of our Proxy Statement, proxy card or voting instructions form, and 2025 Annual Report on Form 20-F. We encourage you to access and review all information contained in the proxy materials before voting.
You may access all of the following proxy materials at www.proxyvote.com:
•	this Notice of Annual Meeting of Shareholders;
•	the Proxy Statement; and
•	the Company’s 2025 Annual Report on Form 20-F.
If you would like to receive a paper or e-mail copy of these documents, you must request one by sending an e-mail to sendmaterial@proxyvote.com, calling +1-800-579-1639, or by making a request online at www.proxyvote.com. There is no charge to you for requesting a copy. Please make your request for a copy on or before June 3, 2026 to facilitate timely delivery. If you requested printed versions of these materials by mail, these materials will also include the proxy card or voting instructions form for the Meeting.
Voting by internet. To vote your proxy via the internet, please go to www.proxyvote.com. Follow the steps outlined on the secure website. Validation information is provided in the notice card accompanying this Notice. Proxies submitted via the internet must be received by 11:59 PM Eastern Time on June 16, 2026.
Consenting to electronic delivery of future proxy materials. You can help us save significant printing and mailing expenses by consenting to access the proxy materials, notice of Meeting, proxy statement, and annual report to shareholders electronically via e-mail or the internet. You can choose this option by following the instructions at www.proxyvote.com. If you choose to receive your proxy materials and annual report to shareholders electronically, then prior to next year’s shareholders’ meeting you will receive notification when the proxy materials and annual report to shareholders are available for online review, as well as instructions for voting electronically over the internet. Your choice for electronic distribution will remain in effect for subsequent meetings unless you revoke such choice prior to future meetings by revoking your request online.

BY ORDER OF THE BOARD OF DIRECTORS

Maria Danezi Secretary
April 27, 2026

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 17, 2026

INFORMATION CONCERNING SOLICITATION AND VOTING	1
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING	3
DIRECTORS AND EXECUTIVE OFFICERS	6
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS	10
PROPOSAL ONE - ELECTION OF DIRECTORS	13
PROPOSAL TWO - RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	15
PROPOSAL THREE – APPROVAL OF THE SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO EFFECT SUCH AMENDMENT AND RESTATEMENT BY FILING THE SAME WITH THE REGISTRAR OF CORPORATIONS OF THE REPUBLIC OF THE MARSHALL ISLANDS	16
OTHER MATTERS	18
ANNEX A – FORM OF SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION	A-1

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the Board of Directors of Global Ship Lease, Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held on June 17, 2026 at 9 Irodou Attikou Street, Kifisia, Athens, Greece 14561 at 5:00 PM local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy were made available to the shareholders of the Company entitled to vote at the Meeting on or about April 27, 2026 (“Shareholders”).
VOTING RIGHTS AND OUTSTANDING SHARES
On April 20, 2026 (the “Record Date”), the Company had outstanding 36,035,434 Class A common shares, par value $0.01 per share. Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Class A common share then held. To constitute a quorum, there must be present, either in person or by proxy, Shareholders representing at least a majority of the Class A common shares issued and outstanding and entitled to vote at the Meeting.
The shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions as to one or more proposals will to the extent no direction is given be voted “FOR” the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Class A common shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “GSL”.
REVOCABILITY OF PROXIES
A shareholder of record giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold shares in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail or personal contact. The Board of Directors has retained Sodali & Co as proxy solicitor in connection with the Meeting. If you have any questions or need assistance in voting, please contact Sodali & Co at the toll-free number or e-mail address listed below.

430 Park Avenue, 14th Floor
New York, NY 10022, USA

Stockholders Call Toll Free: +1-800-662-5200
E-mail: GSL@investor.sodali.com
EFFECT OF ABSTENTIONS
An “abstention” occurs when a shareholder sends in a proxy with explicit instructions to decline to vote on a particular matter. Abstentions are counted as present for the purposes of determining a quorum. Abstentions and broker non-votes will not be counted in determining whether Proposal One and Proposal Two have been approved, and will have the effect of voting “against” Proposal Three.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING
Why am I receiving these proxy materials?
The proxy materials include our Notice of Annual Meeting of Shareholders (the “Notice”), this Proxy Statement (the “Proxy Statement”) and our 2025 Annual Report on Form 20-F (the “Annual Report”). If you requested printed versions of all of these materials by mail, these materials also include the proxy card or voting instructions form for the Meeting. The Board of Directors has made these materials available to you in connection with the solicitation of proxies by the Board of Directors. The proxies will be used at the Meeting or any adjournment or postponement thereof. We made these materials available to Shareholders beginning on or about April 27, 2026.
Our Shareholders are invited to attend the Meeting and vote on the proposals described in this Proxy Statement. However, you do not need to attend the Meeting to vote your shares. Instead, you may vote by completing, signing, dating and returning a proxy card or by executing a proxy via the internet or by telephone.
How can I access the proxy materials on the Internet?
We are using the internet as the primary means of furnishing our proxy materials. Accordingly, Shareholders will not necessarily receive paper copies of all of the materials unless they have requested them. We have sent all Shareholders the Notice, which includes instructions (i) for accessing via the internet all of the proxy materials including, importantly, the Proxy Statement and our Annual Report and (ii) for voting via the internet. The Notice was mailed on or about April 27, 2026. The Notice also provides information on how Shareholders may obtain paper copies of the proxy materials, including the Proxy Statement and Annual Report, if they so choose. Additionally, you may access the Proxy Statement and Annual Report at www.proxyvote.com.
The Notice also provides you with instructions regarding how to instruct us to send future proxy materials to you electronically by e-mail.
Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our shareholder meetings on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.
Who can vote?
Only shareholders of record at the close of business on the Record Date, which is April 20, 2026, may vote, either in person or by proxy, at the Meeting. On the Record Date, we had 36,035,434 Class A common shares outstanding. You are entitled to one vote for each Class A common share that you owned on the Record Date.
How do I know if I am a beneficial owner of shares?
If your shares are held in an account at a brokerage firm, bank, broker-dealer, trust or other similar organization, you are considered the beneficial owner of shares held in “street name”, and the Notice was forwarded to you by that organization. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account. Those instructions are contained in a “voting instructions form”.
What am I voting on?
You will be voting on each of the following:
1.	to elect three Term III Directors to serve until the 2029 Annual Meeting of Shareholders (“Proposal One”);
2.	to ratify the appointment of PricewaterhouseCoopers S.A. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026 (“Proposal Two”);

3.
to approve the adoption of the Company’s Second Amended and Restated Articles of Incorporation and to authorize the Board of Directors to effect such amendment and restatement by filing the same with the Registrar of Corporations of the Republic of the Marshall Islands (“Proposal Three”); and

4.	to transact such other business as may properly come before the meeting or any adjournment thereof.
As of the date of this Proxy Statement, the Board of Directors knows of no other matters that will be brought before the Meeting. If you return your signed and completed proxy card or vote by telephone or over the internet and other matters are properly presented at the Meeting for consideration, the persons appointed as proxies will have the discretion to vote for you.
What vote is required to adopt each of the proposals?
Adoption of Proposal One requires the affirmative vote of a majority of the votes cast with respect to such director by Shareholders present in person or by proxy and entitled to vote at the Meeting. This means that the number of shares voted “for” a director must exceed the number of votes cast “against” that director. Abstentions and “broker non-votes” (shares held by a broker or nominee that does not have discretionary authority to vote on a particular matter and has not received voting instructions from its client) will not affect the vote on Proposal One.
Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions and “broker non-votes” will not affect the vote on Proposal Two.
Adoption of Proposal Three requires the affirmative vote of the holders of a majority of the outstanding Class A common shares.
How do I vote?
You may vote using one of the following methods:
Over the internet. If you have access to the internet, we encourage you to vote in this manner. Refer to your Notice for instructions on voting via the internet and carefully follow the directions.
By telephone. You may vote by telephone by calling the toll-free number referenced on your Notice and following the recorded instructions. Refer to the notice card accompanying your Notice for validation information. Instructions to vote by telephone are also listed on your proxy card or the voting instructions form.
By mail. For those Shareholders who request to receive a paper proxy card or voting instructions form in the mail, you may complete, sign and return the proxy card or voting instructions form by mail using the post-paid envelope provided.
In person at the Meeting. All Shareholders of record on the Record Date, which is the close of business on April 20, 2026, may vote in person at the Meeting. If you are a beneficial owner of shares (i.e., your shares are held in “street name” in an account at a brokerage firm, bank, broker dealer or similar organization), you must obtain a legal proxy from such account holding organization and present it with your ballot to be able to vote at the Meeting. Even if you plan to be present at the Meeting, we encourage you to vote your shares prior to the Meeting date via the internet, by telephone or by mail in order to record your vote promptly, as we believe voting this way is more convenient.
Instructions for voting via the internet, by telephone or by mail are also set forth on the proxy card or voting instructions form. Please follow the directions on these materials carefully.
If you have any questions or need assistance in voting, please contact our proxy solicitor, Sodali & Co, by phone at +1-800-662-5200 (toll-free) or by email at GSL@investor.sodali.com.

Can I change my mind after I vote?
You may change your vote at any time before the polls close at the Meeting. You may do this by using one of the following methods:
•	voting again by telephone or over the internet by 11:59 PM Eastern Time on June 16, 2026;
•	giving timely written notice to the Secretary of our Company;
•	delivering a timely later-dated proxy; or
•	voting in person at the Meeting.
If you hold your shares through a broker, bank or other nominee, you may revoke any prior voting instructions by contacting that firm or by voting in person via legal proxy at the Meeting.
How many votes must be present to hold the Meeting?
In order for us to conduct the Meeting, the Shareholders representing at least a majority of the Class A common shares issued and outstanding and entitled to vote at the Meeting as of the Record Date must be present at the Meeting in person or by proxy. This is referred to as a quorum. Abstentions and “broker non-votes” are counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Meeting. Your shares will be counted as present at the Meeting if you do one of the following:
•	vote via the internet or by telephone;
•	return a properly executed proxy by mail (even if you do not provide voting instructions); or
•	attend the Meeting and vote in person.
Even if a quorum is not present at the Meeting, a majority of the total number of votes represented by those shares present, in person or by proxy, at the Meeting will have the power to adjourn the meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned meeting will be required to permit further solicitation of proxies, other than an announcement at the Meeting, unless a new record date for the Meeting is set.
What if I return my proxy but do not provide voting instructions?
If you hold your shares directly in your own name, and you sign and return your proxy card, or vote by telephone or over the internet, but do not include voting instructions, your proxy will be voted as the Board of Directors recommends on each proposal.

DIRECTORS AND EXECUTIVE OFFICERS
Set forth below are the names, ages and positions of our current directors and executive officers. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is 9 Irodou Attikou Street, Kifisia, Athens, Greece 14561.

Name	Age	Current Position	Director Class
George Giouroukos	60	Executive Chairman	Term II (term expires in 2028)
Thomas A. Lister	56	Chief Executive Officer
Anastasios Psaropoulos	47	Chief Financial Officer
George Giannopoulos	43	Chief Compliance Officer
Yoram Neugeborn	64	Director*	Term I (term expires in 2027)
Ulrike Helfer	66	Director*	Term I (term expires in 2027)
Alain Pitner	77	Director*	Term I (term expires in 2027)
Ian J. Webber	69	Director	Term II (term expires in 2028)
Michael Chalkias	55	Director*	Term II (term expires in 2028)
Michael S. Gross	64	Director*	Term III (term expires in 2026)
Menno van Lacum	55	Director*	Term III (term expires in 2026)
Alain Wils	83	Director*	Term III (term expires in 2026)

*	Independent Director
Biographical information with respect to each of our directors and our executive officers is set forth below.
George Giouroukos: Mr. Giouroukos has served as our Executive Chairman since 2018 and played a pivotal role in the 2018 strategic combination with Poseidon Containers Holdings LLC (“Poseidon Containers”), a containership owner he had built in collaboration with a large U.S. private equity firm, with Global Ship Lease. Mr. Giouroukos is a self-made shipowner, and also serves as Managing Director of Technomar Shipping Inc. (“Technomar”), an internationally recognized ship management company with specialized expertise managing ships in both the containership and dry bulk sectors, which he founded in 1994. Mr. Giouroukos has negotiated and executed over 400 secondhand and newbuilding vessel transactions, including third-party workouts executed in close collaboration with leading shipping banks. Mr. Giouroukos has long-established relationships at the highest levels with our liner company customers; serves as Chairman of the Hellenic Advisory Committee of International classification society, RINA, and Deputy Secretary of the Union of Greek Shipowners; and holds a Bachelor in Mechanical Engineering from University College London and a Master in Engineering from Brunel University.
Thomas A. Lister: Mr. Lister has served as our Chief Executive Officer since 2024, having previously served as a member of the senior management team that took Global Ship Lease public in 2008 and managed the strategic combination with Poseidon Containers in 2018. Mr. Lister has served as Chief Commercial Officer, Chief Financial Officer, and architect of the Company’s commercially-focused ESG and decarbonization strategies. He has considerable experience sourcing, structuring, and financing deals; raising capital in the public and private markets; optimizing our service offering to meet the needs of our liner customers, including collaborative investments to improve vessel fuel efficiency and reduce emissions; and leveraging technology to drive value. Prior to joining Global Ship Lease, Mr. Lister was a Senior Vice President at specialist transport asset financier DVB Bank. Before that, he worked for a large German financier and ship owning group as Director of Business Development. Mr. Lister also has over a decade of experience working for liner shipping companies and their agents in strategic, commercial, and operational roles. Mr. Lister graduated from Durham University with a Bachelor of Science, and holds an MBA from INSEAD.
Anastasios Psaropoulos: Mr. Psaropoulos has served as our Chief Financial Officer since 2018 and has extensive experience in financial leadership, raising more than $5 billion of finance and serving in senior executive positions. Before his current appointment as CFO, he served as Chief Financial Officer of Poseidon Containers and Technomar from 2011 until Poseidon’s strategic combination with Global Ship Lease in 2018. In that capacity, Mr. Psaropoulos oversaw and successfully executed multiple distressed asset acquisitions, realizing material fleet growth with compelling risk-adjusted returns. Prior to Poseidon Containers, he held other finance positions in shipping and real estate development companies. Before that, he was Financial Controller at Dolphin Capital, an AIM-listed real estate development fund, where he led and oversaw a large global team in addition to his financial responsibilities. Mr. Psaropoulos also worked as an external auditor with PricewaterhouseCoopers, covering shipping and the oil & gas industries. Mr. Psaropoulos holds a Master in Economics, with specialization in Finance and Investments, from the Athens University of Economics, and is an alumnus of the Harvard Business School programs for Leadership Development (PLDA), Corporate Governance, and Private Equity and Venture Capital.
George Giannopoulos: Mr. Giannopoulos has served as our Chief Compliance Officer since 2024 and has been our Head of Internal Audit since the strategic combination of Poseidon Containers and Global Ship Lease in November 2018. Prior to the that, Mr. Giannopoulos already had a wealth of experience in the industry including three years as Financial Controller at our technical manager, Technomar, and five years as Financial Controller in charge of the South American logistics arm of Navios—a major shipowning group with multiple listings on the New York Stock Exchange. From 2006 to 2010, he worked for PricewaterhouseCoopers as a senior external auditor covering the shipping and oil & gas industries. Mr. Giannopoulos is a graduate of Maritime Studies from the University of Piraeus.
Captain Yoram (Rami) Neugeborn: Mr. Neugeborn has served as a director since 2022. He is a Master Mariner with more than 40 years of hands-on experience in the shipping industry, spanning across containers, bulk carriers, tankers, car carriers, and reefer vessels. He currently serves as the Chief Executive Officer of Aquarii Shipping Solutions Ltd., a private shipping consultant company. Prior to joining the Board of GSL, from 2010 to 2022 he served as Manager of the Chartering and Sale and Purchase Division at ZIM Integrated Shipping Services Ltd. Prior to that, Captain Neugeborn served in a variety of senior management roles, including as Manager of the Shipping Commercial Division at XT Shipping Ltd. (formerly Ofer Shipping), and Managing Director of Zim-Ofer Shipbrokers. Before that, he served as Commanding Captain onboard ocean-going vessels for Louis Dreyfus Armatures Shipping from 1994 to 1998.
Ulrike Helfer: Ms. Helfer has served as a director in since 2022. She has more than 40 years of experience in the international finance industry, of which more than 25 years focused on the shipping sector, with special expertise in the area of complex distressed portfolio management. From 2016 to 2023, at the request of the Federal State of Schleswig-Holstein and the City of Hamburg, Ms. Helfer served as a Member of the Board of Managing Directors of the newly established portfoliomanagement AöR. In this role, Ms. Helfer and her team had the responsibility of winding down a portfolio of non-performing shipping loans with an amount of EUR 4.1 billion transferred from HSH Nordbank AG to portfoliomanagement AöR. In 2011, Ms. Helfer became the Chief Representative of DVB Bank in Greece, where she managed DVB’s local office in Athens, reporting directly to the CEO of the bank. Prior to that, in 2005, Ms. Helfer joined DVB Bank SE in Hamburg, where she became Deputy Head of the Global Container, Car Carrier, Intermodal & Ferry Group. She commenced her career in international ship financing in 2000 in Vereins- und Westbank AG (merged into UniCredit). Ms. Helfer was a Member of the Advisory Board of Deutsche Bundesbank in Hamburg, Schleswig-Holstein and Mecklenburg-Vorpommern until 2023.
Alain Pitner: Mr. Pitner has served as a director since 2018. Mr. Pitner has more than 30 years of shipping experience, having risen through the ranks at Banque Indosuez (now known as CADIF, a part of the Credit Agricole Group) over a 42-year career culminating in his appointments as leader of a global commercial and strategic data coordination initiative within the bank’s shipping finance function and also as a board member of the Indosuez Asia Shipping unit. He also held various operational and commercial responsibilities in the bank’s French Export Credit Department and the Shipping Division of the bank’s Structured Finance Department, where he financed newbuildings and was also responsible for special projects. Mr. Pitner possesses extensive experience in all aspects of global ship finance, including origination, structuring, and oversight of a diversified shipping portfolio that grew to approximately $20 billion. He graduated from Reims Business School and holds a Master of Science in Industrial Administration from Krannert Business School - Purdue University, USA.
Ian J. Webber: Mr. Webber has served as a director since 2024, having previously served as our Chief Executive Officer since our inception in 2007. During that time, Mr. Webber led the initial negotiations of the company’s 17-ship carve-out from CMA CGM, its merger with Marathon Acquisition Corp and listing on the NYSE in 2008 and significant growth up to and including the merger with Poseidon Containers in 2018. From 1996 to 2006 Mr. Webber served as the Chief Financial Officer and a director of CP Ships Limited, a subsidiary of Canadian Pacific Limited until 2001 when Canadian Pacific de-merged and CP Ships became a separate public company listed on both the New York and Toronto stock exchanges until its acquisition by Hapag-Lloyd’s parent company, TUI A.G. in 2005. From 1979 to 1996 Mr. Webber worked for PriceWaterhouse, the last five years of which he was an audit partner. Mr. Webber is a graduate of Cambridge University.
Michael Chalkias: Mr. Chalkias has served as a director since 2018. Mr. Chalkias brings over 25 years of diverse leadership experience within the international shipping industry. Throughout his career, he has developed deep expertise spanning ship finance, fleet management, newbuilding supervision, and corporate governance. Mr. Chalkias is the Co-founder and Co-Chief Executive Officer of Prime Marine, a leading international tanker and gas carrier ship-owning and management company. Since its inception, Prime Marine has successfully owned and managed more than 100 vessels, establishing itself as a trusted name in the sector. Since 2012, and pursuant to Prime Marine’s business plan and growth objectives, he has engaged in raising over USD 850 million from equity markets and leading U.S. equity funds to drive strategic development and fleet expansion. Additionally, he serves as a Director of First Ship Lease Trust, a publicly listed Singapore-based business trust that owns and operates a portfolio of vessels. Prior to co-founding Prime Marine in 1999, Mr. Chalkias gained invaluable experience at Tufton Oceanic Limited, a specialist shipping finance and investment firm based in London, where he was involved in debt and equity instruments, as well as structured finance transactions. Mr. Chalkias holds an MSc with Distinction in Shipping, Trade & Finance from the Cass Business School at City University of London, and a BSc with Honors in Maritime Business and Maritime Law from the University of Plymouth.
Michael S. Gross: Mr. Gross has served as a director since inception and was Chairman from September 2008 until the completion of the strategic combination with Poseidon Containers in 2018. Since 2010, Mr. Gross has been the Chairman and Chief Executive Officer of NASDAQ-listed Solar Senior Capital Ltd. and, since 2007, Chairman and Chief Executive Officer of NASDAQ-listed Solar Capital Ltd, continuing in those capacities following the merger of the two companies in 2022 as SLR Investment Corp. In his leadership of SLR, Mr. Gross has extensive specialty finance experience, in particular with the origination, structuring, and oversight of asset-backed debt. From 2004 to 2006, Mr. Gross was the President and Chief Executive Officer of Apollo Investment Corporation (“AIC”), a publicly traded business development company, and was the managing partner of Apollo Investment Management, L.P. (“AIM”), the investment adviser to AIC. From 1990 to 2006, Mr. Gross was a senior partner of Apollo Management, a leading private equity firm which he co-founded in 1990.
Menno van Lacum: Mr. van Lacum has served as a director since 2018. With more than 25 years of shipping industry experience and a market-leading position as an investor and financier in commercially viable decarbonization solutions for the maritime industry, Mr. van Lacum specializes in structuring and arranging principal investments and joint ventures, debt capital market solutions, securitizations, and mezzanine and senior debt facilities. In 2019, Mr. van Lacum co-founded Amsterdam-based Prow Capital, where he serves as CEO, overseeing a €400+ million private debt fund focused on reducing emissions in the shipping industry. He is also a co-founder and partner of Transportation Capital Group (“TCG”), which manages private equity and debt portfolios across transportation verticals. Prior to that, he served as Director of Fortis Bank in the U.S., where he held responsibility for equity investments and structuring debt instruments across a diversified set of transportation asset classes, in addition to M&A. Mr. van Lacum has served on the Board of multiple public and private companies, currently including CS Leasing, one of the world’s leading tank container leasing companies, and AM Flow Holdings, an adaptive manufacturing automation company. Mr. van Lacum holds a Master’s Degree in Economics from the University of Amsterdam, Netherlands.
Alain Wils: Mr. Wils has served as a director since 2014. With more than 40 years of experience in the sector, Mr. Wils has an extensive background in shipping and logistics, including as an executive board member of leading global container liner company CMA CGM. Mr. Wils joined the CMA CGM group in 1996 as managing director of the previously state-owned shipping company, CGM, on its acquisition by CMA. He was appointed an executive board member of CMA CGM in 2001 on the merger of CMA and CGM, until his retirement in 2008. From 1992 to 1996, he was chairman and CEO of Sceta International, later renamed Geodis International, a leading European logistics and freight forwarding company. He was the managing director of the shipping group Delmas Vieljeux, which he joined in 1971, from 1982 to 1992. Mr. Wils, who is a graduate of HEC Paris and of Paris University, was appointed Chevalier de la Légion d'Honneur in 1995 and chaired the French Shipowners Association from 1998 to 2000.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS
Compensation of our Executive Officers
For the year ended December 31, 2025, we expensed an aggregate of $2.1 million in compensation to our executive officers, which includes the remuneration of our Executive Chairman. Set forth below is a description of the compensation arrangements with each of our executive officers.
George Giouroukos, Executive Chairman
Mr. Giouroukos has entered into an employment agreement with GSL Enterprises Ltd. (“GSLE”), one of our wholly-owned subsidiaries, and Mr. Giouroukos serves as our Executive Chairman pursuant to the terms of an inter-company agreement between us and GSLE.
Pursuant to his employment agreement, Mr. Giouroukos receives an annual salary and is eligible to receive an annual performance-based cash bonus payment out of the profits of GSLE.
Thomas Lister, Chief Executive Officer
Mr. Lister has entered into an employment agreement with GSLE and serves as our Chief Executive Officer pursuant to the terms of an inter-company agreement between us and GSLE.
Pursuant to the employment agreement, Mr. Lister receives an annual salary and is eligible to receive an annual performance-based cash bonus payment out of the profits of GSLE.
Anastasios Psaropoulos, Chief Financial Officer
Mr. Psaropoulos has entered into an employment agreement with GSLE and serves as our Chief Financial Officer and Treasurer pursuant to the terms of an inter-company agreement between us and GSLE.
Pursuant to the employment agreement, Mr. Psaropoulos receives an annual salary and is eligible to receive an annual performance-based cash bonus payment out of the profits of GSLE.
George Giannopoulos, Chief Compliance Officer
Mr. Giannopoulos has entered into an employment agreement with GSLE and serves as our Chief Compliance Officer pursuant to the terms of an inter-company agreement between us and GSLE.
Pursuant to the employment agreement, Mr. Giannopoulos receives an annual salary and is eligible to receive an annual performance-based cash bonus payment out of the profits of GSLE.
Compensation of our Directors
Our directors (other than our Executive Chairman) receive an annual fee of $105,000. The Chairman of the audit committee receives an additional fee of $15,000 and each member of the audit committee receives an additional $7,500. The Chairman of the nominating and corporate governance committee and the compensation committee each receive an additional $5,000 and each member of those committees receives an additional $2,500. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our Board of Directors or committees. Our Executive Chairman receives remuneration as an executive officer and does not receive director fees.

2019 Omnibus Incentive Plan
On February 4, 2019, our Board of Directors adopted the Global Ship Lease, Inc. 2019 Omnibus Incentive Plan (the “2019 Plan”).
The purpose of the 2019 Plan is to provide directors, officers and employees, whose initiative and efforts are deemed to be important to the successful conduct of our business, with incentives to (a) enter into and remain in the service of our Company or our subsidiaries and affiliates, (b) acquire a proprietary interest in the success of our Company, (c) maximize their performance and (d) enhance the long-term performance of our Company. The 2019 Plan is administered by the compensation committee of our Board of Directors or such other committee of our Board of Directors as may be designated by them.
Under the terms of the 2019 Plan, stock options and appreciation rights granted under the 2019 Plan will have an exercise price equal to the fair market value of a common share on the date of grant, provided that in no event may the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than 10 years from the date of grant.
The plan administrator may grant restricted stock and awards of restricted stock units subject to vesting and forfeiture provisions and other terms and conditions as determined by the administrator of the 2019 Plan. Upon the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of restricted stock units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the administrator of the 2019 Plan. The 2019 Plan administrator may grant dividend equivalents with respect to grants of restricted stock units.
Adjustments may be made to outstanding awards in the event of a corporate transaction, change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the 2019 Plan), unless otherwise provided by the 2019 Plan administrator in an award agreement, awards then outstanding shall become fully vested and exercisable in full.
Our Board of Directors may amend or terminate the 2019 Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair the rights or materially increase any obligations of a grantee under an outstanding award. Shareholders’ approval of 2019 Plan amendments may be required in certain circumstances if required by applicable rules of a national securities exchange or the U.S. Securities and Exchange Commission. Unless terminated earlier by our Board of Directors, the 2019 Plan will expire 10 years from the date on which the 2019 Plan was adopted by the Board of Directors.
On September 29, 2021, the Board of Directors approved an increase in the aggregate number of Class A common shares available for issuance as awards under the 2019 Plan to 3,412,500 and approved an increase in the maximum number of Class A common shares that each non-executive director may be granted in any one year to 25,000. In addition, with effect from October 1, 2021, the Board of Directors approved awards under the 2019 Plan of (a) up to an aggregate of 1,500,000 Class A common shares to members of senior management, and (b) up to an aggregate of 105,000 Class A common shares to our non-executive directors (representing an award of up to 15,000 Class A common shares to each such director) (collectively, the “Initial 2021 Incentive Awards”). The Initial 2021 Incentive Awards were subject to the satisfaction of certain service-based and our performance-based vesting criteria.
During the year ended December 31, 2022, the Board of Directors approved an award of 13,780 Class A common shares to a non-executive director who was appointed subsequent to the Initial 2021 Incentive Awards, which were scheduled to vest in a similar manner to the Initial 2021 Incentive Awards, adjusted for the date of appointment of the director. During the year ended December 31, 2024, the Board of Directors approved an award to a non-executive director who was appointed subsequent to the Initial 2021 Incentive Awards, amounting to 4,884 Class A common shares which vested and were issued immediately, and 8,311 Class A common shares, which were scheduled to vest in a similar manner to the Initial 2021 Incentive Awards, adjusted for the date of appointment of the director. These awards, together with the Initial 2021 Incentive Awards, are collectively referred to as the “2021 Incentive Awards.”

In March 2024, as a result of the transition of the Company’s Chief Executive Officer (“CEO”), the Board of Directors approved new awards of (i) 6,465 Class A common shares to a newly appointed non-executive director and (ii) 51,750 Class A common shares to the newly appointed CEO, in each case, scheduled to vest in a similar manner to the 2021 Incentive Awards, adjusted for the dates of appointment. Further, 155,250 unvested Class A common shares were forfeited during the first quarter of 2024, due to retirement of the former CEO.
During the years ended December 31, 2025, 2024, 2023, 2022 and 2021, and having met all applicable vesting criteria for both service and performance, 261,461, 535,912, 399,727, 218,366 and 55,175 Class A common shares vested, respectively, pursuant to the 2021 Incentive Awards.
Effective September 25, 2025, the Board of Directors approved an increase in the aggregate number of Class A common shares available for issuance as awards under the 2019 Plan by 2,430,000 shares. Effective October 1, 2025, the Board of Directors approved new awards of Class A common shares, with each such award having a term of 3.25 years (ending December 31, 2028) (the “Term”) (such awards, the “2025 Incentive Awards”).
The 2025 Incentive Awards are divided into three tranches: (i) a service tranche, which vests quarterly, pro rata, during the Term, conditioned only on the recipient’s continued service (“Service Tranche”), (ii) a performance tranche, of which approximately 1/3 is earned upon our achievement of a specified annualized return on equity that is measured on each of December 31 of 2026, 2027, and 2028, respectively, after which, such shares are notionally divided into a number of quarterly installments within the Term and are eligible to vest on this basis (“Performance Tranche”), and (iii) a moonshot tranche, which is measured and will vest at the end of the Term based on the achievement of a specified return on equity over the full Term (“Moonshot Tranche”). The Performance Tranche payout thresholds are (a) below 13% return on equity: no payout, (b) 13%-15% return on equity: 50% payout, (c) 15% return on equity: 100% payout (target), and the Moonshot Tranche payout threshold is 30% return on equity: 100% payout.
Of the 2025 Incentive Awards, (a) members of senior management were awarded an aggregate of up to 2,195,250 Class A common shares (comprising a Service Tranche of 731,750 shares, a Performance Tranche of 731,750 shares, and a Moonshot Tranche of 731,750 shares), (b) each non-executive director of ours was awarded up to 22,500 shares (comprising a Service Tranche of 7,500 shares, a Performance Tranche of 7,500 shares, and a Moonshot Tranche of 7,500 shares), and (c) other new awards were made in an aggregate amount of up to 54,750 Class A common shares (comprising a Service Tranche of 18,250 shares, a Performance Tranche of 18,250 shares, and a Moonshot Tranche of 18,250 shares).

PROPOSAL ONE

ELECTION OF DIRECTORS
The Company has nine directors on its Board of Directors, which is divided into three classes, as provided above under the section entitled “Directors and Executive Officers.”
As provided in the Company’s Amended and Restated Articles of Incorporation, as amended, and Fourth Amended and Restated Bylaws, after the initial term, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified, except in the event of their death, resignation, removal or earlier termination of his or her term of office. The term of our three Term III directors expires at this Meeting. Accordingly, the Board of Directors has nominated Michael S. Gross, Alain Wils, and Menno van Lacum, each a current Term III director, for re-election as Term III directors whose terms would next expire at the Company’s 2029 Annual Meeting.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby “FOR” the election of the following nominees. It is expected that each such nominee will be able to serve, but, if before the election such nominee becomes unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board of Directors may recommend.
Nominees for Election to the Company’s Board of Directors
Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Current Position

Michael S. Gross	64	Term III Director

Alain Wils	83	Term III Director

Menno van Lacum	55	Term III Director

Certain biographical information about Mr. Gross, Mr. Wils and Mr. van Lacum is set forth below.
Michael S. Gross: Mr. Gross has served as a director since inception and was Chairman from September 2008 until the completion of the strategic combination with Poseidon Containers in 2018. Since 2010, Mr. Gross has been the Chairman and Chief Executive Officer of NASDAQ-listed Solar Senior Capital Ltd. and, since 2007, Chairman and Chief Executive Officer of NASDAQ-listed Solar Capital Ltd, continuing in those capacities following the merger of the two companies in 2022 as SLR Investment Corp. In his leadership of SLR, Mr. Gross has extensive specialty finance experience, in particular with the origination, structuring, and oversight of asset-backed debt. From 2004 to 2006, Mr. Gross was the President and Chief Executive Officer of Apollo Investment Corporation (“AIC”), a publicly traded business development company, and was the managing partner of Apollo Investment Management, L.P. (“AIM”), the investment adviser to AIC. From 1990 to 2006, Mr. Gross was a senior partner of Apollo Management, a leading private equity firm which he co-founded in 1990.
Alain Wils: Mr. Wils has served as a director since 2014. With more than 40 years of experience in the sector, Mr. Wils has an extensive background in shipping and logistics, including as an executive board member of leading global container liner company CMA CGM. Mr. Wils joined the CMA CGM group in 1996 as managing director of the previously state-owned shipping company, CGM, on its acquisition by CMA. He was appointed an executive board member of CMA CGM in 2001 on the merger of CMA and CGM, until his retirement in 2008. From 1992 to 1996, he was chairman and CEO of Sceta International, later renamed Geodis International, a leading European logistics and freight forwarding company. He was the managing director of the shipping group Delmas Vieljeux, which he joined in 1971, from 1982 to 1992. Mr. Wils, who is a graduate of HEC Paris and of Paris University, was appointed Chevalier de la Légion d'Honneur in 1995 and chaired the French Shipowners Association from 1998 to 2000.

Menno van Lacum: Mr. van Lacum has served as a director since 2018. With more than 25 years of shipping industry experience and a market-leading position as an investor and financier in commercially viable decarbonization solutions for the maritime industry, Mr. van Lacum specializes in structuring and arranging principal investments and joint ventures, debt capital market solutions, securitizations, and mezzanine and senior debt facilities. In 2019, Mr. van Lacum co-founded Amsterdam-based Prow Capital, where he serves as CEO, overseeing a €400+ million private debt fund focused on reducing emissions in the shipping industry. He is also a co-founder and partner of Transportation Capital Group (“TCG”), which manages private equity and debt portfolios across transportation verticals. Prior to that, he served as Director of Fortis Bank in the U.S., where he held responsibility for equity investments and structuring debt instruments across a diversified set of transportation asset classes, in addition to M&A. Mr. van Lacum has served on the Board of multiple public and private companies, currently including CS Leasing, one of the world’s leading tank container leasing companies, and AM Flow Holdings, an adaptive manufacturing automation company. Mr. van Lacum holds a Master’s Degree in Economics from the University of Amsterdam, Netherlands.
Effect of abstentions. Abstentions and “broker non-votes” will not affect the vote on Proposal One.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSED DIRECTORS.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors is submitting for ratification at the Meeting the selection of PricewaterhouseCoopers S.A. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.
PricewaterhouseCoopers S.A. has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent registered public accounting firm.
The Audit Committee of the Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee has pre-approved services, subject to a detailed pre-approval policy and procedure established by them and a limit for all non-audit fees of $100,000 per year.
Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting.
Effect of abstentions. Abstentions and “broker non-votes” will not affect the vote on Proposal Two.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS S.A. AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026.

PROPOSAL THREE

APPROVAL OF THE COMPANY’S SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO EFFECT SUCH AMENDMENT AND RESTATEMENT BY FILING THE SAME WITH THE REGISTRAR OF CORPORATIONS OF THE REPUBLIC OF THE MARSHALL ISLANDS
The Board of Directors of the Company has determined that certain amendments to the Company’s Amended and Restated Articles of Incorporation are advisable and in the best interests of the Company and is submitting for approval at the Meeting the Second Amended and Restated Articles of Incorporation, in the form attached as Annex A to this Proxy Statement, and the authorization of the Board of Directors to effect such amendment and restatement by filing the same with the Registrar of Corporations of the Republic of the Marshall Islands. These amendments, as reflected in the proposed Second Amended and Restated Articles of Incorporation, will primarily (i) consolidate Class A common shares, Class B common shares and Class C common shares into one class, the Class A common shares, and remove all references to Class B common shares and Class C common shares, including related provisions that have expired and are no longer in effect, (ii) recalibrate shareholder voting thresholds as a measure of Voting Power, and (iii) reduce the quorum requirement for shareholder meetings.
Background, Purpose, and Effect
Capital Stock Amendments
We were formed in 2007 pursuant to the Marshall Islands Business Corporations Act to purchase and charter back 17 containerships then owned or to be purchased by CMA CGM, at that time the third largest containership operator in the world by number of vessels. On August 14, 2008, we merged indirectly with Marathon Acquisition Corp. and became listed on the New York Stock Exchange on August 15, 2008. In connection with the merger, we divided our common stock into three classes, designated as Class A common shares, Class B common shares, and Class C common shares. There are no longer any outstanding Class B common shares or Class C common shares, and further, Class B common shares and Class C common shares are no longer issuable. Accordingly, it is proposed that (i) the classes of common shares be consolidated into one class, the Class A common shares, and in connection therewith, all references to Class B common shares and Class C common shares, including related provisions that have expired and are no longer in effect, be removed, and (ii) such number of shares be reallocated to the pool of authorized Class A common shares, which would result in an effective increase in the authorized number of Class A common shares by an aggregate of 35,000,000 shares to 249,000,000 Class A common shares (together, the “Capital Stock Amendments”). There will be no change to the total number of authorized shares.
The Board of Directors believes that increasing the authorized number of Class A common shares would give the Company additional flexibility to issue shares for various corporate purposes, including, in particular, raising capital, and enable the Company to take timely advantage of market conditions and opportunities. Other corporate purposes for which the additional authorized Class A common shares could be used include, but are not limited to, potential strategic transactions, including mergers, acquisitions and other business combinations; future grants and awards under equity compensation plans; stock splits and stock dividends; and other general corporate working capital needs. We do not currently have any plans, understandings, arrangements, commitments or agreements, written or oral, to issue any of the proposed additional authorized Class A common shares. However, we desire to have the shares available to provide additional flexibility to act upon financing transactions to strengthen our financial position and/or engage in strategic activities without using cash. The consolidated Class A common shares may be used for various purposes without further shareholder approval. The discretion of the Board of Directors, however, would be subject to any other applicable rules and regulations, in the case of any particular issuance or reservation for issuance, that might require shareholders to approve such transactions.
Voting Power Amendment
In addition, in connection with the Capital Stock Amendments, and after considering evolving governance practices, it is proposed that all shareholder voting thresholds be recalibrated as a measure of Voting Power (rather than a measure of outstanding common shares) to appropriately capture the voting rights of all classes of capital stock of the Company issued or issuable (the “Voting Power Amendment”). As of the date hereof, only holders of the Company’s Class A common shares are entitled to vote and each Class A common share has one vote. The Second Amended and Restated Articles of Incorporation will contain the following definition of Voting Power:
“Voting Power” means, with respect to a class or series of capital stock or classes of capital stock, as the context may require, the aggregate number of votes that the holder(s) of such class or series of capital stock or classes of capital stock, or any relevant portion thereof, entitled to vote at a meeting of shareholders, as the context may require, have.
Quorum Amendment
The Company’s Amended and Restated Articles of Incorporation currently requires a quorum, with respect to the election of directors, of the majority of the Company’s outstanding common shares. We have in the past and may in the future have difficulty reaching quorum for our annual meeting of shareholders in a timely manner. Accordingly, it is proposed that the number of shares which shall constitute a quorum for the transaction of all business at any meeting of shareholders be set at one-third (1/3) of the total voting power represented by shares issued and outstanding and entitled to vote at such meeting (the “Quorum Amendment”).
The Board of Directors believes that, without the Quorum Amendment, there is an increasing danger that the Company will not be able to obtain a quorum at future shareholder meetings, thus hindering the Company’s ability to conduct business. Due to the size of the Company’s stockholder base and how dispersed it is, it has become increasingly more difficult to obtain the current quorum at shareholder meetings. Preparing proxy materials and the costs that accompany any proxy solicitation, including costs related to printing and mailing proxy materials to shareholders, is a large expense. The Board of Directors believes that reducing the quorum requirement by adopting the Quorum Amendment will markedly reduce, although not eliminate, the risk of failing to contact a sufficient number of shareholders and consequently of not obtaining quorum for any particular shareholders meeting, and further, will allow the Company to conduct its business more efficiently by reducing the possibility of having to adjourn future shareholder meetings due to the failure to obtain a quorum.
Additional Information
The form of the Second Amended and Restated Articles of Incorporation is set forth in Annex A to this Proxy Statement, which reflects the Capital Stock Amendment, Voting Power Amendment, Quorum Amendment and certain other clarifying amendments that are intended to standardize or simplify the language therein. Annex A also includes a version of the Second Amended and Restated Articles of Incorporation with additions of text indicated by underlining and deletions of text indicated by strike-outs.
If this Proposal Three is approved, as soon as practicable after the Meeting, we intend to file the Second Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands. However, even if shareholders approve this Proposal Three, our Board of Directors retains discretion under Marshall Islands law not to adopt and file the Second Amended and Restated Articles of Incorporation.
Required Vote. Adoption of Proposal Three requires the affirmative vote of the holders of a majority of the outstanding Class A common shares.
Effect of abstentions. Abstentions and “broker non-votes” will have the effect of voting against Proposal Three.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE COMPANY’S SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION AND FILING OF THE SAME WITH THE REGISTRAR OF CORPORATIONS OF THE REPUBLIC OF THE MARSHALL ISLANDS.

OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Maria Danezi Secretary

April 27, 2026

Annex A

Form of Second Amended and Restated Articles of Incorporation of Global Ship Lease, Inc.

STATEMENT TO AMEND AND RESTATE
THE AMENDED AND RESTATED ARTICLES OF INCORPORATION OF
GLOBAL SHIP LEASE, INC.
UNDER SECTION 93 OF THE
MARSHALL ISLANDS BUSINESS CORPORATIONS ACT
The undersigned,          , as the          of Global Ship Lease, Inc. (the “Corporation”), a corporation incorporated under the laws of the Republic of the Marshall Islands, for the purpose of amending and restating the Amended and Restated Articles of Incorporation of said Corporation pursuant to Section 93 of the Marshall Islands Business Corporations Act, hereby certifies that:
1.	The name of the Corporation is: Global Ship Lease, Inc.
2.	The Articles of Incorporation were filed with the Registrar of Corporations on March 14, 2008.
3.	The Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations on August 14, 2008.
4.	The Articles of Amendment to the Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations on March 22, 2019.
5.	The Amended and Restated Articles of Incorporation are amended and restated in their entirety and are replaced by the Second Amended and Restated Articles of Incorporation, attached hereto.
6.	The Second Amended and Restated Articles of Incorporation were authorized by actions of the Board of Directors and Shareholders of the Corporation.
IN WITNESS WHEREOF, the undersigned has executed this Statement to Amend and Restate the Amended and Restated Articles of Incorporation on this     day of      , 20   .

Name:
Title:

SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

GLOBAL SHIP LEASE, INC.

PURSUANT TO THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT
ARTICLE I

NAME; PURPOSE; POWERS; DURATION; REGISTERED ADDRESS AND REGISTERED AGENT
Section 1.1 Name. The name of the corporation (the “Corporation”) is: Global Ship Lease, Inc.
Section 1.2 Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act (the “BCA”).
Section 1.3 Powers. The Corporation shall have every power which a corporation now or hereafter organized under the BCA may have, including the power to engage in any lawful act or activity relating to the business of maritime transportation.
Section 1.4 Duration. The Corporation shall have a perpetual existence.
Section 1.5 Registered Address and Registered Agent. The registered address of the Corporation in the Republic of the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of the Corporation’s registered agent at such address is The Trust Company of the Marshall Islands, Inc.
Section 1.6 Offices. The Board of Directors of the Corporation (the “Board of Directors”) may establish branches, offices or agencies in any place in the world and may appoint legal representatives anywhere in the world.
ARTICLE II

AUTHORIZED SHARES
Section 2.1 Authorized Shares. The aggregate number of shares of stock that the Corporation is authorized to issue is two hundred fifty million (250,000,000) registered shares of capital stock, consisting of:
(a) two hundred forty-nine million (249,000,000) registered Class A common shares, each with a par value of one United States cent (US$0.01); and
(b) one million (1,000,000) registered preferred shares, each with a par value of one United States cent (US$0.01) (the “Preferred Shares”). The Preferred Shares may be issued from time to time in one or more series or classes. The Board of Directors is vested with authority, with respect to any series or class of Preferred Shares, to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other rights and qualifications, limitations or restrictions thereon of each such series or class, including, without limitation, (1) the designation of the series or class; (2) the number of shares in the series or class, which the Board of Directors may, except where otherwise provided in the Preferred Shares designation, to the extent permitted by applicable law, increase or decrease, but not below the number of shares then outstanding; (3) whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series or class; (4) the dates at which dividends, if any, will be payable; (5) the redemption rights and price or prices, if any, for shares of the series or class; (6) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series or class; (7) the amounts payable on shares of the series or class in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation; (8) whether the shares of the series or class will be convertible into shares of any other class or series, or any other security, of the Corporation or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made; (9) conditions or restrictions on the issuance of shares of the same series or class or of any other class or series of the Preferred Shares; and (10) the voting rights, if any, of the holders of the series. In case the number of shares of any series shall be decreased, the shares constituting such decrease shall resume the status of undesignated Preferred Shares.
Section 2.2 Preemptive Rights. No holder of shares of the Corporation of any class or series, now or hereafter authorized, shall have, solely by reason thereof, any preferential or preemptive rights to subscribe for, purchase or receive any shares of the Corporation of any class or series, now or hereafter authorized, or any other security of the Corporation. Nothing herein shall prevent the Corporation from granting preferential or preemptive rights by contract.
ARTICLE III

BOARD OF DIRECTORS
Section 3.1 Powers. The management of all the affairs, property and business of the Corporation shall be vested in the Board of Directors, who shall have and may exercise all powers except such as are exclusively conferred upon the shareholders by law or by these Second Amended and Restated Articles of Incorporation.
Section 3.2 Number and Class. The number of persons constituting the Board of Directors shall not be less than one (1) or more than twelve (12), as fixed from time to time by the affirmative vote of the holders of a majority of the Voting Power of the aggregate outstanding Voting Shares of the Corporation (subject to any rights of the holders of Preferred Shares) or by majority vote of the entire Board of Directors. The Board of Directors shall be divided into three (3) classes (“Term I,” “Term II,” and “Term III,” respectively), as nearly equal in number as the then total number of directors constituting the entire Board of Directors permits, with the term of office of one or another of the three (3) terms expiring each year. The initial term of office of the Term I directors expired at the 2009 annual meeting of shareholders, the initial term of office of the Term II directors expired at the 2010 annual meeting of shareholders, and the initial term of office of the Term III directors expired at the 2011 annual meeting of shareholders. The directors elected at an annual meeting of shareholders to succeed those whose terms then expire shall be identified as being directors of the same term as the directors whom they succeed, and each of them shall hold office until the third succeeding annual meeting of shareholders and until such director’s successor is elected and has qualified, unless such director is removed, resigns or dies prior to the annual meeting of shareholders in which such director’s term of office expires.
Section 3.3 Election. Except as provided in Section 3.5, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if as of the record date the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Section 3.3, a majority of the votes cast means that the number of shares voted “FOR” a director must exceed the number of votes cast “AGAINST” that director. Cumulative voting, as defined in Section 71(2) of the BCA, shall not be used to elect directors. Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.
Section 3.4 Removal. Notwithstanding any other provisions of these Second Amended and Restated Articles of Incorporation or the bylaws of the Corporation, any or all of the directors of the Corporation may be removed at any time, but only for cause and only by the affirmative vote of the holders of a majority of the Voting Power of the aggregate outstanding Voting Shares of the Corporation cast at a meeting of the shareholders called for that purpose (subject to any rights of the holders of Preferred Shares).
Section 3.5 Vacancies. Except as otherwise provided in these Second Amended and Restated Articles of Incorporation, any vacancies in the Board of Directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled by the vote of not less than a majority of the remaining members of the Board of Directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next election of the term for which such directors shall have been chosen and until their successors shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.
Section 3.6 Outstanding Preferred Shares. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more class or series of Preferred Shares shall have the right, voting as a class, to elect one or more directors of the Corporation, the provisions of Section 3.2, Section 3.3, Section 3.4 and Section 3.5 shall not apply with respect to the director or directors elected by such holders of Preferred Shares.
Section 3.7 Power of the Board of Directors Regarding Bylaws. The Board of Directors has the authority to adopt, amend and repeal the bylaws of the Corporation without a vote of the shareholders. The shareholders shall also have the authority to amend the bylaws of the Corporation by the affirmative vote of the holders of not less than a majority of the Voting Power of the aggregate outstanding Voting Shares of the Corporation.
ARTICLE IV

SHAREHOLDER MEETINGS
Section 4.1 Quorum. At all meetings of shareholders of the Corporation, except as otherwise expressly provided by law, there must be present either in person or by proxy shareholders of record holding at least one-third (1/3) of the Voting Power of the aggregate Voting Shares of the Corporation issued and outstanding and entitled to vote at such meeting in order to constitute a quorum. If less than a quorum is present, a majority of the Voting Power of the aggregate outstanding Voting Shares of the Corporation present either in person or by proxy shall have power to adjourn any meeting until a quorum shall be present.
Section 4.2 Action by Shareholders. Any action to be taken upon a vote of the holders of the Class A common shares or any class thereof must be taken at an annual or special meeting of shareholders, provided, however, any vote may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by all the shareholders entitled to vote with respect to the subject matter thereof.
Section 4.3 Definitions. As used in these Second Amended and Restated Articles of Incorporation:
“Voting Power” means, with respect to a class or series of capital stock or classes of capital stock, as the context may require, the aggregate number of votes that the holder(s) of such class or series of capital stock or classes of capital stock, or any relevant portion thereof, entitled to vote at a meeting of shareholders, as the context may require, have.
“Voting Shares” means, with respect to any corporation, shares of any class or series of capital stock entitled to vote in connection with the election of directors and/or all other matters submitted to a vote and, with respect to any entity that is not a corporation, any equity interest entitled to vote in connection with the election of the directors or other governing body of such entity and/or all other matters submitted to a vote.
ARTICLE V

BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS
Section 5.1 Definitions. For the purpose of this Article V only, the following terms shall have the meanings as described herein:
(i) “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.
(ii) “Associate,” when used to indicate a relationship with any person, means: (1) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of Voting Shares; (2) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (3) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.
(iii) “Business Combination,” when used in reference to the Corporation and any Interested Shareholder (as defined below) of the Corporation, means:
(A) any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation with (1) the Interested Shareholder or any of its Affiliates; or (2) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Shareholder;

(B) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Corporation, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding Class A common shares of the Corporation;
(C) any transaction that results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any shares of the Corporation, or any shares of such subsidiary, to the Interested Shareholder, except: (1) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Corporation, or shares of any such subsidiary, which securities were outstanding prior to the time that the Interested Shareholder became such; (2) pursuant to a merger with a direct or indirect wholly-owned subsidiary of the Corporation solely for purposes of forming a holding company; (3) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Corporation, or shares of any such subsidiary, which security is distributed, pro rata to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such; (4) pursuant to an exchange offer by the Corporation to purchase shares made on the same terms to all holders of said shares; or (5) any issuance or transfer of shares by the Corporation; provided, however, that in no case under items (3)-(5) of this subparagraph (C), shall there be an increase in the Interested Shareholder’s proportionate share of any class or series of shares of the Corporation;
(D) any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares, or shares of any such subsidiary, or securities convertible into such shares of the Corporation, which are owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or
(E) any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs (A)-(D) of this subsection) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.
(iv) “control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of Voting Shares, by contract or otherwise. A person who is the owner of 20% or more of the outstanding Voting Shares of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds Voting Shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.
(v) “Interested Shareholder” means any person (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation) that (1) is the owner of 15% or more of the outstanding Class A common shares of the Corporation; or (2) is an Affiliate or Associate of the Corporation and was the owner of 15% or more of the outstanding Class A common shares of the Corporation at any time within the three (3)-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder; or (3) is an Affiliate or Associate of any person listed in clauses (1) and (2) above; provided, however, that the term “Interested Shareholder” shall not include any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Corporation; provided, that such person shall be an Interested Shareholder if thereafter such person acquires additional Class A common shares of the Corporation, except as a result of further action by the Corporation not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an Interested Shareholder, the Class A common shares of the Corporation deemed to be outstanding shall include Class A common shares deemed to be owned by the person through application of subsection (vi) below, but shall not include any other unissued shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.
(vi) “owner,” including the terms “own” and “owned,” when used with respect to any shares, means a person that individually or with or through any of its Affiliates or Associates:
(A) beneficially owns such shares, directly or indirectly;
(B) has (1) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or Associates until such tendered shares is accepted for purchase or exchange; or (2) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any shares because of such person’s right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or
(C) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (2) of subparagraph (B) of this subsection (vi)), or disposing of such shares with any other person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such shares.
(vii) “person” means any individual, corporation, partnership, unincorporated association or other entity.
Section 5.2 Business Combinations.
(a) The Corporation shall not engage in any Business Combination with any Interested Shareholder for a period of three (3) years following the date of the transaction in which the person became an Interested Shareholder, unless:
(i) prior to such date, the Board of Directors approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder;
(ii) upon consummation of the transaction that resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the Class A common shares of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of Class A common shares outstanding those shares owned (1) by persons who are directors and officers; and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(iii) at or subsequent to such time, the Business Combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the Voting Power of the aggregate outstanding Voting Shares of the Corporation that are not owned by the Interested Shareholder.
(b) The restrictions contained in this Article V shall not apply if:
(i) a shareholder becomes an Interested Shareholder inadvertently and (1) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an Interested Shareholder and (2) would not, at any time within the three (3)-year period immediately prior to a Business Combination between the Corporation and such shareholder, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or
(ii) the Business Combination is proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required hereunder of, a proposed transaction, which (A) constitutes one of the transactions described in the following sentence; (B) is with or by a person who either was not an Interested Shareholder during the previous three (3) years or who became an Interested Shareholder with the approval of the Board of Directors and (C) is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than one (1)) who were directors prior to any person becoming an Interested Shareholder during the previous three (3) years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:
(A) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to the BCA, no vote of the shareholders of the Corporation is required);
(B) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding Class A common shares of the Corporation; or
(C) a proposed tender or exchange offer for 50% or more of the outstanding Class A common shares of the Corporation.
(c) The Corporation shall give not less than twenty (20) days’ notice to all Interested Shareholders prior to the consummation of any of the transactions described in subparagraph (A) or (B) of the second sentence of Section 5.2(b)(ii).
ARTICLE VI

LIMITATION ON DIRECTOR LIABILITY AND INDEMNIFICATION
Section 6.1 Limitation of Director Liability. To the fullest extent permitted by the BCA as the same exists or may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.
Section 6.2 Indemnification. The Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including in an action by or in the right of the Corporation, by reason of the fact that he or she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation, a director or officer of another corporation, partnership, joint venture, trust or other enterprise (the “Indemnitee”), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding unless a final and unappealable determination by a court of competent jurisdiction has been made that he or she did not act in good faith or in a manner he or she did not reasonably believe to be in or not opposed to the best interest of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.
The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.
The purpose of this provision is to fully indemnify the Indemnitee to the fullest extent permitted by the BCA or any successor statute.
Section 6.3 Expenses Payable in Advance. The right to be indemnified shall include, without limitation, the right of an Indemnitee to be paid expenses in advance of the final disposition of any proceeding upon receipt of an undertaking to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified hereunder.

The purpose of this provision is to advance funds to the fullest extent permitted by the BCA or any successor statute.
Section 6.4 Expenses of Enforcement. An Indemnitee shall also be paid reasonable costs, expenses and attorneys’ fees (including expenses) in connection with the enforcement of rights to the indemnification granted hereunder.
Section 6.5 Non-exclusivity of Rights. The rights of indemnification shall not be exclusive of any other rights to which an Indemnitee may be entitled and shall not be limited by the provisions of the BCA or any successor statute.
Section 6.6 Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director of officer of the Corporation or serving in such capacity in another corporation at the request of the Corporation against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of these Second Amended and Restated Articles of Incorporation.
Section 6.7 Other Action. The Board of Directors may take such action as it deems necessary or desirable to carry out the provisions set forth in this Article VI, including adopting procedures for determining and enforcing the rights guaranteed hereunder, and is expressly empowered to adopt, approve and amend from time to time such bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangement as may be permitted by law.
Section 6.8 Amendment or Repeal of Article VI. Neither the amendment or repeal of this Article VI, nor the adoption of any provision of these Second Amended and Restated Articles of Incorporation inconsistent with this Article VI, shall eliminate or reduce any rights afforded by this Article VI to any person with respect to their status or any activities in their official capacities prior to such amendment, repeal or adoption.
Section 6.9 Amendment of BCA. If the BCA is amended after the date of the filing of these Second Amended and Restated Articles of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors or permitting indemnification to a fuller extent, then the liability of a director of the Corporation shall be eliminated or limited, and indemnification shall be extended, in each case to the fullest extent permitted by the BCA, as so amended from time to time. No repeal or modification of this Section 6.9 by the shareholders shall adversely affect any right or protection of a director of the Corporation existing by virtue of this Section 6.9 at the time of such repeal or modification.
ARTICLE VII

AMENDMENTS
Section 7.1 Amendments. Except as otherwise provided by law, any provision herein requiring a vote of shareholders may only be amended by such a vote. Further, except as otherwise provided by law, Articles III, V, VI and VII may only be amended by affirmative vote of the holders of at least a majority of the Voting Power of the aggregate outstanding Voting Shares of the Corporation.

SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

GLOBAL SHIP LEASE, INC.

PURSUANT TO THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT
ARTICLE I

NAME ~~,~~  ; PURPOSE ~~,~~  ; POWERS ~~,~~  ; DURATION; REGISTERED ADDRESS AND  ~~INCORPORATOR~~   REGISTERED AGENT
Section 1.1 Name. The name of the corporation  ~~shall be~~   (the “Corporation”) is: Global Ship Lease, Inc.  ~~(the “~~Corporation”).
Section 1.2 Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act (the “BCA”).
Section 1.3 Powers. The Corporation shall have every power which a corporation now or hereafter organized under the BCA may have, including the power to engage in any lawful act or activity relating to the business of maritime transportation ~~, including owning subsidiaries which charter or re-charter containerships to others and any other lawful act or activity customarily conducted in conjunction therewith~~  .
Section 1.4 Duration. The Corporation shall have a perpetual existence.
 ~~ARTICLE II~~

 ~~REGISTERED ADDRESS AND REGISTERED AGENT~~
Section 1.5 Registered Address and Registered Agent. The registered address of the Corporation in the Republic of the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island,  ~~P.O. Box 1405,~~   Majuro, Marshall Islands MH96960. The name of the Corporation’s registered agent at such address is The Trust Company of the Marshall Islands, Inc.
Section 1.6 Offices. The Board of Directors of the Corporation (the “Board of Directors”) may establish branches, offices or agencies in any place in the world and may appoint legal representatives anywhere in the world.
ARTICLE  ~~III~~  II
AUTHORIZED SHARES
Section  ~~3.1~~  2.1 Authorized Shares. The aggregate number of shares of  ~~registered~~   stock that the Corporation  ~~shall have authority~~   is authorized to issue is two hundred fifty million (250,000,000) registered shares of capital stock, consisting of  ~~common shares and preferred shares.~~:
 ~~(a) Number of Common Shares. The Corporation is authorized to issue two hundred forty nine million (249,000,000) registered common shares, each with a par value of one United States cent (US$0.01), consisting of two hundred fourteen million (214,000,000) Class A common shares, each with a par value of one United States cent (US$0.01) (the “Class A Common Shares”), twenty million (20,000,000) Class B common shares, each with a par value of one United States cent (US$0.01) (the “Class B Common Shares”), and fifteen million (15,000,000) Class C common shares, each with a par value of one United States cent (US$0.01) (the “Class C Common Shares,” together with the Class A Common Shares and the Class B Common Shares, the “Common Shares”).~~
(a) two hundred forty-nine million (249,000,000) registered Class A common shares, each with a par value of one United States cent (US$0.01); and
(b)  ~~Number of Preferred Shares. The Corporation is authorized to issue~~   one million (1,000,000) registered preferred shares, each with a par value of one United States cent (US$0.01) (the “Preferred Shares”).

 ~~In these Amended and Restated Articles of Incorporation, unless specifically stated otherwise herein, the term “shares” means the Common Shares and the Preferred Shares, and the term “shareholders” means the holders of the Common Shares and the Preferred Shares.~~
 ~~ARTICLE IV~~

 ~~CLASSES AND CHARACTERISTICS OF THE SHARES~~
 ~~Section 4.1 Preferred Shares.~~
 ~~(a)~~   The Preferred Shares may be issued from time to time in one or more series or classes. The Board of Directors is  ~~hereby~~   vested with authority, with respect to any series or class of Preferred Shares, to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other rights and qualifications, limitations or restrictions thereon of each such series or class, including, without limitation, (1) the designation of the series or class; (2) the number of shares in the series or class, which the Board of Directors may, except where otherwise provided in the Preferred Shares designation, to the extent permitted by applicable law, increase or decrease, but not below the number of shares then outstanding; (3) whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series or class; (4) the dates at which dividends, if any, will be payable; (5) the redemption rights and price or prices, if any, for shares of the series or class; (6) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series or class; (7) the amounts payable on shares of the series or class in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation; (8) whether the shares of the series or class will be convertible into shares of any other class or series, or any other security, of the Corporation or any other  ~~corporation~~  entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made; (9) conditions or restrictions on the issuance of shares of the same series or class or of any other class or series of the Preferred Shares; and (10) the voting rights, if any, of the holders of the series. In case the number of shares of any series shall be decreased, the shares constituting such decrease shall resume the status of undesignated Preferred Shares.
 ~~(b) Except as otherwise required by law, holders of any series of Preferred Shares shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by these Amended and Restated Articles of Incorporation or by resolution of the Board of Directors adopted pursuant to authority hereinbefore granted relating to the issuance of such series and filed in accordance with Section 5 of the BCA (together a statement prepared pursuant to Section 35(5) of the BCA setting forth a copy of the said resolution).~~
 ~~Section 4.2 Common Shares. There are three (3) classes of Common Shares: the Class A Common Shares, the Class B Common Shares and the Class C Common Shares.~~
 ~~(a) Voting of Common Shares. Except as otherwise provided by law or otherwise provided herein, each of the Class A Common Shares, Class B Common Shares and Class C Common Shares shall have one vote and shall vote as a single class;~~
 ~~(i) provided, that any proposed amendment of these Amended and Restated Articles of Incorporation, including any amendment of these Amended and Restated Articles of Incorporation (or any successor articles of incorporation) made pursuant to the terms of any merger, consolidation or similar transaction (excluding any statement setting forth a copy of a resolution of the Board of Directors relating to the issuance of any series of Preferred Shares executed, acknowledged, and filed in accordance with Section 5 of the BCA), that would increase or decrease the aggregate number of authorized Class A Common Shares, increase or decrease the par value of the Class A Common Shares, or alter or change the powers, preferences or rights of the Class A Common Shares so as to affect them adversely, shall require the approval of not less than a majority of the votes entitled to be cast by the holders of the Class A Common Shares then outstanding, voting separately as a class;~~
 ~~(ii) provided, that any proposed amendment of these Amended and Restated Articles of Incorporation, including any amendment of these Amended and Restated Articles of Incorporation (or any successor articles of incorporation) made pursuant to the terms of any merger, consolidation or similar transaction (excluding any statement setting forth a copy of a resolution of the Board of~~

~~Directors relating to the issuance of any series of Preferred Shares executed, acknowledged, and filed in accordance with Section 5 of the BCA), that would increase or decrease the aggregate number of authorized Class B Common Shares, increase or decrease the par value of the Class B Common Shares, or alter or change the powers, preferences or rights of the Class B Common Shares so as to affect them adversely, shall require the approval of not less than a majority of the votes entitled to be cast by the holders of the Class B Common Shares then outstanding, voting separately as a class; and~~
 ~~(iii) provided, that any proposed amendment of these Amended and Restated Articles of Incorporation, including any amendment of these Amended and Restated Articles of Incorporation (or any successor articles of incorporation) made pursuant to the terms of any merger, consolidation or similar transaction (excluding any statement setting forth a copy of a resolution of the Board of Directors relating to the issuance of any series of Preferred Shares executed, acknowledged, and filed in accordance with Section 5 of the BCA), that would increase or decrease the aggregate number of authorized Class C Common Shares, increase or decrease the par value of the Class C Common Shares, or alter or change the powers, preferences or rights of the Class C Common Shares so as to affect them adversely, shall require the approval of not less than a majority of the votes entitled to be cast by the holders of the Class C Common Shares then outstanding, voting separately as a class.~~
 ~~Any action to be taken upon a vote of the holders of the    Common Shares    or any class thereof must be taken at an annual or special meeting of shareholders, provided, however, any vote may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by all the shareholders entitled to vote with respect to the subject matter thereof.~~
 ~~Section 4.3 Payment of Dividends to Holders of Common Shares or Any Class Thereof.~~
 ~~(a) Definitions. For the purpose of this Section 4.3, the following definitions shall be used.~~
 ~~(i) Adjusted Operating Surplus. “Adjusted Operating Surplus” means, with respect to any period, Operating Surplus generated with respect to such period (1) less any net reduction in cash reserves for Operating Expenditures or Maintenance Capital Expenditures with respect to such period to the extent such reduction does not relate to an Operating Expenditure or Maintenance Capital Expenditure made with respect to such period, (2) plus any net increase in cash reserves for Operating Expenditures or Maintenance Capital Expenditures with respect to such period. Adjusted Operating Surplus does not include the portion of Operating Surplus included in clause (A) of the definition of Operating Surplus herein.~~
 ~~(ii) Base Dividend. “Base Dividend” means US$0.23 per Class A Common Share or Class B Common Share per calendar quarter, subject to any adjustments as set forth in subsection (f) below. Class C Common Shares shall not be entitled to receive dividends.~~
 ~~(iii) Capital Expenditures. “Capital Expenditures” includes every expenditure that is capital in nature, including expansion capital expenditures, replacement capital expenditures and Maintenance Capital Expenditures.~~
 ~~(iv) Change of Control. “Change of Control” means the occurrence of any of the following:~~
 ~~(A) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the Corporation’s assets, properties or business;~~
 ~~(B) the adoption by the Board of Directors of a plan of liquidation or dissolution of the Corporation;~~
 ~~(C) the consummation of any transaction, or a series of related transactions (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934), becomes the beneficial owner, directly or indirectly, of more than a majority of the Corporation’s Voting Shares (as defined in ARTICLE VI(a)(viii)), measured by voting power rather than number of shares;~~
 ~~(D) if, at any time, the Corporation becomes insolvent, admits in writing its inability to pay its debts as they become due, commits an act of bankruptcy, is adjudged or declared bankrupt or~~

~~makes an assignment for the benefit of creditors, a proposal or similar action under the bankruptcy, insolvency or other similar laws of the Marshall Islands or any applicable jurisdiction or commences or consents to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction;~~
 ~~(E) a change in directors after which a majority of the members of the Board of Directors are not Continuing Directors;~~
 ~~(F) the consolidation of the Corporation with, or the merger or consolidation of the Corporation with or into, any “person,” or the consolidation of any “person” with, or the merger or consolidation of any “person” with or into, the Corporation, in any such event pursuant to a transaction in which any of the outstanding Common Shares are converted into or exchanged for cash, securities or other property or receive a payment of cash, securities or other property, other than any such transaction where the Corporation’s voting stock outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee “person” constituting a majority of the outstanding shares of such voting stock of such surviving or transferee “person” immediately after giving effect to such issuance.~~
 ~~(v) Closing Price. “Closing Price” for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange on which the Class A Common Shares are listed or, if the Class A Common Shares are not listed on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market then in use, or, if on any such day the Class A Common Shares are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in the Class A Common Shares selected by the Board of Directors, or if on any such day no market maker is making a market in the Class A Common Shares, the fair value of the Class A Common Shares on such day as determined by the Board of Directors.~~
 ~~(vi) Class A Common Share Arrearages. “Class A Common Share Arrearages” means the amount by which the Base Dividend in any quarter during the Subordination Period exceeds the dividend from Operating Surplus actually paid per share of Class A Common Shares issued and outstanding in such quarter, on or after the Post-Merger Trading Date, cumulative for that quarter and all prior quarters during the Subordination Period, and reduced by any dividends from Operating Surplus on the Class A Common Shares paid to reduce the Class A Common Share Arrearages pursuant to Section 4.3(d)(ii); provided that the unpaid Class A Common Share Arrearages will not accrue interest and provided further that no Class A Common Share Arrearages will accrue after the distribution of any proceeds from any voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation. The Class B Common Shares will not accrue any arrearages during the Subordination Period.~~
 ~~(vii) Continuing Directors. “Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (1) was a member of the Board of Directors immediately after the completion of the Merger; or (2) was nominated for election or elected to the Board of Directors with the approval of a majority of the directors then in office who were either directors immediately after the completion of the Merger or whose nomination or election was previously so approved.~~
 ~~(viii) Contracted Fleet. “Contracted Fleet” means the CMA CGM Jamaica, the CMA CGM Sambhar, the CMA CGM America, the 10,960 TEU (Newbuilding), and the CMA CGM Berlioz.~~
 ~~(ix) Current Market Price. “Current Market Price” means the average of the daily Closing Prices per Class A Common Share for the five (5) consecutive Trading Days immediately prior to such date.~~
 ~~(x) Interim Capital Transactions. “Interim Capital Transactions” means the following transactions if they occur prior to the liquidation of the Corporation: (1) borrowings; (2) sales of equity and debt~~

~~securities of the Corporation; (3) capital contributions; (4) corporate reorganizations or restructurings; (5) the termination of interest rate swap agreements; (6) sales or other dispositions of vessels; and (7) sales or other dispositions of other assets other than in the normal course of business.~~
 ~~(xi) Liquidating Dividends. “Liquidating Dividends” are dividends or any other distributions to the Class A Common Shares and the Class B Common Shares that are paid from any amount in excess of Operating Surplus.~~
 ~~(xii) Maintenance Capital Expenditures. “Maintenance Capital Expenditures” means any cash capital expenditures incurred after the completion of the Merger to maintain vessels and other assets, replacement of equipment on the vessels, repairs and similar expenditures, but excluding capital expenditures related to drydocking and capital expenditures for or related to the acquisition of additional vessels, and including capital expenditures for replacement of a vessel as a result of damage or loss prior to normal retirement, net of any insurance proceeds, warranty payments or similar property not treated as cash receipts for purposes of calculating Operating Surplus.~~
 ~~(xiii) Merger. “Merger” means the date of the merger of the former corporation named Global Ship Lease, Inc. with and into the Corporation.~~
 ~~(xiv) National Securities Exchange. “National Securities Exchange” means an exchange registered with the United States Securities and Exchange Commission under Section 6(a) of the United States Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.~~
 ~~(xv) Operating Expenditures. “Operating Expenditures” are all cash expenditures, after the completion of the Merger, including but not limited to, operating expenses, interest payments and taxes, but excluding:~~
 ~~(A) the repayment of borrowings;~~
 ~~(B) the repurchase of debt and equity securities;~~
 ~~(C) interest rate swap termination costs;~~
 ~~(D) expenses and taxes related to Interim Capital Transactions;~~
 ~~(E) Capital Expenditures;~~
 ~~(F) expenses, costs and liabilities related to the Merger; and~~
 ~~(G) payment of dividends.~~
 ~~(xvi) Operating Surplus. For any period “Operating Surplus” is:~~
 ~~(A) $20 million (which may be increased to $30 million as described below); plus~~
 ~~(B) all of the Corporation’s cash receipts since closing of the Merger, excluding cash receipts from Interim Capital Transactions; plus~~
 ~~(C) interest (after giving effect to interest rate swap agreements) paid on debt incurred and cash dividends paid on equity securities issued by the Corporation, in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels (other than the Corporation’s Contracted Fleet) during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus~~
 ~~(D) interest (after giving effect to interest rate swap agreements) paid on debt incurred and cash dividends paid on equity securities issued by the Corporation, in each case, to pay the construction period interest on debt incurred, or to pay construction period dividends on equity issued, to finance the construction projects described in (C) above; less~~
 ~~(E) Operating Expenditures; less~~
 ~~(F) Maintenance Capital Expenditures; less~~

 ~~(G) a reserve for the estimated cost of future drydockings; less~~
 ~~(H) the amount of cash reserves established by the Board of Directors for future (1) Operating Expenditures and (2) Maintenance Capital Expenditures.~~
 ~~The $20 million amount in (A) above may be increased by the Board of Directors to $30 million only if the Board of Directors determines that such increase is necessary to allow it to pay all or part of the Base Dividend on the Class A Common Shares. This $20 million amount cannot be increased in any period in which a dividend on the Class B Common Shares is paid or is otherwise payable from Operating Surplus.~~
 ~~For purposes of calculating Operating Surplus, any dividends that are paid on the Preferred Shares will be treated as if they were interest payments and not dividends.~~
 ~~Notwithstanding the foregoing, the construction or application of this definition of Operating Surplus as outlined above may be adjusted in the case of any particular transaction or matter or type of transaction or matter if the Board of Directors, with the concurrence of the Corporation’s audit committee, is of the opinion that such an adjustment is necessary or appropriate to further the overall purpose and intent of the definition of Operating Surplus, so long as such adjustment will not adversely affect the holders of Class B Common Shares.~~
 ~~(xvii) Subordination Period. “Subordination Period” means the period from the completion of the first sale by the Corporation of the Class A Common Shares after the consummation of the Merger (the “ Post-Merger Trading Date   ”) and ending on the first to occur of the following~~
 ~~(A) the first day of any quarter ending after June 30, 2011 in respect of which (x) the quarterly dividends paid by the Corporation from Operating Surplus on all of the Class A Common Shares and the Class B Common Shares at least equaled the Base Dividend for the immediately preceding four-quarter period (the “ Four Quarter Period   ”) and (y) the Adjusted Operating Surplus generated in the aggregate by the Corporation. during the Four-Quarter Period at least equaled the product of the aggregate Base Dividend during the Four-Quarter Period multiplied by 1.25 and further multiplied by the weighted average number of outstanding Class A Common Shares and Class B Common Shares during the Four-Quarter Period; and~~
 ~~(B) the occurrence of a Change of Control, in which case the Subordination Period will be deemed to end immediately preceding such occurrence.~~
 ~~(xviii) Trading Day. “Trading Day” means a day on which the principal National Securities Exchange on which the Class A Common Shares are listed is open for the transaction of business or, if the Class A Common Shares are not listed on any National Securities Exchange, a day on which banking institutions in New York City in the United States generally are open.~~
 ~~(b) Payment of Dividends on Common Shares. During the Subordination Period only, all dividends paid to shareholders will be treated as either a dividend from Operating Surplus or a Liquidating Dividend. The Board of Directors will treat all dividends as dividends from Operating Surplus until the sum of all dividends paid since the consummation of the Merger equals the amount of Operating Surplus as of the most recent date of determination. The Board of Directors will treat dividends paid from any amount in excess of Operating Surplus as Liquidating Dividends. Notwithstanding the foregoing or anything to the contrary herein, the starting dividend that will be paid shortly after consummation of the Merger will not be treated as being paid from Operating Surplus and will not be treated as a Liquidating Dividend.~~
 ~~(c) Authority to Pay Dividends. The Board of Directors, in its sole discretion, may determine whether to declare and pay dividends to the shareholders at any time. Subject to the rights of any outstanding Preferred Shares; any dividends that are declared and paid by the Board of Directors with respect to the Common Shares must be declared and paid in accordance with the provisions of this Section 4.3. Dividends shall be paid in cash unless the Board of Directors has authorized a distribution in kind. The Board of Directors shall determine the fair market value of any dividend to be paid in kind. Any dividends to be paid in kind (other than in the nature of a stock split) shall then be declared and paid in accordance with the provisions of this Section 4.3 as if the fair market value were cash.~~
 ~~(d) Dividends from Operating Surplus During Subordination Period. Subject to the rights of any outstanding Preferred Shares, dividends from Operating Surplus, if any, for any quarter during the Subordination Period will be declared and paid in the following manner:~~

 ~~(i) First, 100% of dividends to all of the Class A Common Shares, pro rata, until each outstanding Class A Common Share has been paid an amount equal to the Base Dividend for that quarter;~~
 ~~(ii) Second, 100% of dividends in excess of those paid pursuant to clause (i) above to all of the Class A Common Shares, pro rata, until each outstanding Class A Common Share has been paid an amount equal to any Class A Common Share Arrearages accrued and unpaid for any prior quarters during the Subordination Period;~~
 ~~(iii) Third, 100% of dividends in excess of those paid pursuant to clauses (i) and (ii) above to all of the Class B Common Shares, pro rata, until each outstanding Class B Common Share has been paid an amount equal to the Base Dividend for that quarter;~~
 ~~(iv) Fourth, 100% of dividends to all outstanding Class A Common Shares and Class B Common Shares, pro rata, as if they were a single class; and~~
 ~~(v) Notwithstanding the above, the Class B Common Shares shall not be entitled to receive any dividends with respect to the second and third quarters of 2008.~~
 ~~(e) Liquidating Dividends. Subject to the rights of any outstanding Preferred Shares, Liquidating Dividends shall be paid, pro rata, to the Class A Common Shares and the Class B Common Shares. No Liquidating Dividends shall be paid to the Class C Common Shares.~~
 ~~(f) Adjustment of Base Dividend. The Base Dividend is subject to downward adjustment in the case of payment of Liquidating Dividends. The Base Dividend will be reduced in the same proportion that the Liquidating Dividend had to the fair market value of the Class A Common Shares prior to the payment of the dividend. If the Class A Common Shares are publicly traded on a National Securities Exchange or market, the fair market value will be the Current Market Price before the ex-dividend date. If the shares are not publicly traded, the fair market value will be determined by the Board of Directors. In addition, the Corporation may make a pro rata distribution of shares or may effect a subdivision or combination of shares and any amounts calculated on a per share basis (including, without limitation, the Base Dividend and any Class A Common Share Arrearages) or stated as a number of shares shall be adjusted proportionately and appropriately as determined by the Board of Directors.~~
 ~~Section 4.4 Rights of Class B Common Shares After the Subordination Period and Conversion of Class B Common Shares to Class A Common Shares. After the end of the Subordination Period the rights and privileges of the Class B Common Shares shall be the same as those of the Class A Common Shares. The outstanding Class B Common Shares shall convert to Class A Common Shares on a one-for-one basis on the first day of the calendar quarter at least thirty (30) days after the end of the Subordination Period.~~
 ~~Section 4.5 Rights of Class C Common Shares and Conversion of Class C Common Shares to Class A Common Shares. The outstanding Class C Common Shares shall convert to Class A Common Shares on a one-for-one basis on January 1, 2009 or upon a Change of Control, whichever is earlier.~~
Section  ~~4.6~~  2.2 Preemptive Rights. No holder of  ~~Common Shares~~  shares of the Corporation of any class or series, now or hereafter authorized, shall have, solely by reason thereof, any preferential or preemptive rights to subscribe for, purchase or receive any  ~~unissued~~   shares of the Corporation of any class or series, now or hereafter authorized  ~~or any options or warrants for such shares, or any rights to subscribe to or purchase such shares, or any securities convertible into or exchangeable for such shares, which may at any time be issued, sold or offered for sale by~~  , or any other security of the Corporation. Nothing herein shall prevent the Corporation from granting preferential or preemptive rights by contract.
ARTICLE  ~~V~~  III

BOARD OF DIRECTORS
 ~~(a)~~  Section 3.1 Powers. The management of all the affairs, property and business of the Corporation shall be vested in the Board of Directors, who shall have and may exercise all powers except such as are exclusively conferred upon the shareholders by law or by these Second Amended and Restated Articles of Incorporation.
 ~~(b)~~  Section 3.2 Number and Class. The number of persons constituting the Board of Directors shall not be less than one (1) or more than twelve (12), as fixed from time to time by the affirmative vote of the holders of a majority of the Voting Power of the aggregate outstanding  ~~Common~~  Voting Shares of the Corporation (subject to any rights of the holders of Preferred Shares) or by majority vote of the entire Board of Directors. The Board of Directors shall be divided into three (3) classes (“Term I,” “Term II,” and “Term III,” respectively), as nearly equal in number as the then total number of directors constituting the entire Board of Directors permits, with the term of office of one or another of the three (3) terms expiring each year. The initial term of office of the Term I directors  ~~shall expire~~  expired at the 2009 annual meeting of shareholders, the initial term of office of the Term II directors  ~~shall expire~~  expired at the 2010 annual meeting of shareholders, and the initial term of office of the Term III directors  ~~shall expire~~  expired at the 2011 annual meeting of shareholders.  ~~Commencing with the 2009 annual meeting of shareholders, the~~The directors elected at an annual meeting of shareholders to succeed those whose terms then expire shall be identified as being directors of the same term as the directors whom they succeed, and each of them shall hold office until the third succeeding annual meeting of shareholders and until such director’s successor is elected and has qualified, unless such director is removed, resigns or dies prior to the annual meeting of shareholders in which such director’s term of office expires.
 ~~(c)~~  Section 3.3 Election. Except as provided in  ~~paragraph (e) of this Article~~Section 3.5, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if as of  ~~a date that is fourteen (14) days in advance of the date the corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission~~  the record date the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Section 3.3, a majority of the votes cast means that the number of shares voted “ ~~for~~  FOR” a director must exceed the number of votes cast  ~~against~~  “AGAINST” that director. Cumulative voting, as defined in Section 71(2) of the BCA, shall not be used to elect directors. Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.  ~~Quorum for voting for a director shall be a majority of the aggregate Common Shares.~~
 ~~(d)~~  Section 3.4 Removal. Notwithstanding any other provisions of these Second Amended and Restated Articles of Incorporation or the bylaws of the Corporation, any or all of the directors of the Corporation may be removed at any time, but only for cause and only by the affirmative vote of the holders of a majority of the Voting Power of the aggregate outstanding  ~~Class A Common Shares, Class B Common Shares and Class C Common Shares entitled to vote generally in the election of directors (voting together for this purpose as one class)~~  Voting Shares of the Corporation cast at a meeting of the shareholders called for that purpose (subject to any rights of the holders of Preferred Shares).
 ~~(e)~~  Section 3.5 Vacancies. Except as otherwise provided in these Second Amended and Restated Articles of Incorporation, any vacancies in the Board of Directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled by the vote of not less than a majority of the remaining members of the Board of Directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next election of the term for which such directors shall have been chosen and until their successors shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.
 ~~(f)~~  Section 3.6 Outstanding Preferred Shares. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more class or series of Preferred Shares shall have the right, voting as a class, to elect one or more directors of the Corporation, the provisions of  ~~paragraphs (b), (c), (d) and (e)~~   Section 3.2, Section 3.3, Section 3.4 and Section 3.5 shall not apply with respect to the director or directors elected by such holders of Preferred Shares.
 ~~(g)~~  Section 3.7 Power of the Board of Directors Regarding Bylaws. The Board of Directors has the authority to adopt, amend and repeal the bylaws of the Corporation without a vote of the shareholders. The shareholders shall also have the authority to amend the bylaws of the Corporation by  ~~a~~  the affirmative vote of the holders of not less than a majority of the Voting Power of the aggregate outstanding  ~~Class A Common Shares, Class B Common Shares and Class C Common Shares, voting as a single class~~  Voting Shares of the Corporation.

ARTICLE IV

SHAREHOLDER MEETINGS
Section 4.1 Quorum. At all meetings of shareholders of the Corporation, except as otherwise expressly provided by law, there must be present either in person or by proxy shareholders of record holding at least one-third (1/3) of the Voting Power of the aggregate Voting Shares of the Corporation issued and outstanding and entitled to vote at such meeting in order to constitute a quorum. If less than a quorum is present, a majority of the Voting Power of the aggregate outstanding Voting Shares of the Corporation present either in person or by proxy shall have power to adjourn any meeting until a quorum shall be present.
Section 4.2 Action by Shareholders. Any action to be taken upon a vote of the holders of the Class A common shares or any class thereof must be taken at an annual or special meeting of shareholders, provided, however, any vote may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by all the shareholders entitled to vote with respect to the subject matter thereof.
Section 4.3 Definitions. As used in these Second Amended and Restated Articles of Incorporation:
“Voting Power” means, with respect to a class or series of capital stock or classes of capital stock, as the context may require, the aggregate number of votes that the holder(s) of such class or series of capital stock or classes of capital stock, or any relevant portion thereof, entitled to vote at a meeting of shareholders, as the context may require, have.
“Voting Shares” means, with respect to any corporation, shares of any class or series of capital stock entitled to vote in connection with the election of directors and/or all other matters submitted to a vote and, with respect to any entity that is not a corporation, any equity interest entitled to vote in connection with the election of the directors or other governing body of such entity and/or all other matters submitted to a vote.
ARTICLE  ~~VI~~  V
BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS
 ~~(a)~~  Section 5.1 Definitions. For the purpose of this  ~~ARTICLE VI~~  Article V only, the following terms shall have the meanings as described herein:
(i)  ~~Affiliate.~~   “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.
(ii)  ~~Associate.~~   “Associate,” when used to indicate a relationship with any person, means: (1) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of Voting Shares  ~~(as defined below)~~  ; (2) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (3) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.
(iii)  ~~Business Combination.~~   “Business Combination,” when used in reference to the Corporation and any Interested Shareholder (as defined below) of the Corporation, means:
(A) any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation with (1) the Interested Shareholder or any of its Affiliates; or (2) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Shareholder;
(B) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Corporation, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding Class A common shares of the Corporation;
(C) any transaction that results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any shares of the Corporation, or any

 ~~share~~  shares of such subsidiary, to the Interested Shareholder, except: (1) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Corporation, or shares of any such subsidiary, which securities were outstanding prior to the time that the Interested Shareholder became such; (2) pursuant to a merger with a direct or indirect wholly-owned subsidiary of the Corporation solely for purposes of forming a holding company; (3) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Corporation, or shares of any such subsidiary, which security is distributed, pro rata to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such; (4) pursuant to an exchange offer by the Corporation to purchase shares made on the same terms to all holders of said shares; or (5) any issuance or transfer of shares by the Corporation; provided, however, that in no case under items (3)-(5) of this subparagraph (C), shall there be an increase in the Interested Shareholder’s proportionate share of any class or series of shares of the Corporation;
(D) any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares, or shares of any such subsidiary, or securities convertible into such shares of the Corporation, which  ~~is~~  are owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or
(E) any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs (A)-(D) of this subsection ~~(a)~~  ) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.
(iv)  ~~Control.~~   “ ~~Control~~  control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of Voting Shares, by contract or otherwise. A person who is the owner of 20% or more of the outstanding Voting Shares of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds Voting Shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.
(v)  ~~Interested Shareholder.~~   “Interested Shareholder” means any person (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation) that (1) is the owner of 15% or more of the outstanding  ~~Voting Shares~~  Class A common shares   of the Corporation; or (2) is an  ~~affiliate or associate of the~~  Affiliate or Associate of the Corporation and was the owner of 15% or more of the outstanding  ~~Voting Shares~~  Class A common shares of the Corporation at any time within the three (3)-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder; or (3)  ~~the affiliates and associates~~  is an Affiliate or Associate of any person listed in clauses (1) and (2) above; provided, however, that the term “Interested Shareholder” shall not include any  ~~Person~~  person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Corporation; provided, that such  ~~Person~~  person shall be an Interested Shareholder if thereafter such  ~~Person~~  person acquires additional  ~~Voting Shares~~  Class A common shares of the Corporation, except as a result of further action by the Corporation not caused, directly or indirectly, by such person. For the purpose of determining whether a  ~~Person~~  person is an Interested Shareholder, the  ~~Voting Shares~~  Class A common shares of the Corporation deemed to be outstanding shall include  ~~Voting Shares~~  Class A common shares deemed to be owned by the  ~~Person~~  person through application of subsection ( ~~a)(viii~~  vi) below, but shall not include any other unissued shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(vi) ~~Owner.~~    “ ~~Owner~~  owner,” including the terms “own” and “owned,” when used with respect to any shares, means a person that individually or with or through any of its  ~~affiliates or associates~~  Affiliates or Associates:
(A) beneficially owns such shares, directly or indirectly;
(B) has (1) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by such person or any of such person’s  ~~affiliates or associates~~  Affiliates or Associates until such tendered shares is accepted for purchase or exchange; or (2) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any shares because of such person’s right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or
(C) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (2) of subparagraph (B) of this  ~~paragraph~~  subsection (vi)), or disposing of such shares with any other person that beneficially owns, or whose  ~~affiliates or associates~~  Affiliates or Associates beneficially own, directly or indirectly, such shares.
(vii)  ~~Person.~~   “ ~~Person~~  person” means any individual, corporation, partnership, unincorporated association or other entity.
 ~~(viii) Voting Shares.    “Voting Shares” means, with respect to any corporation, shares of any class or series    entitled to vote generally in the election of directors    and, with respect to any entity that is not a corporation, any equity interest entitled to vote    generally in the election of the    governing body of such entity   .~~
Section 5.2 Business Combinations.
( ~~b~~  a) The Corporation shall not engage in any Business Combination with any Interested Shareholder for a period of three (3) years following the date of the transaction in which the person became an Interested Shareholder, unless:
(i) prior to such date, the Board of Directors approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder;
(ii) upon consummation of the transaction that resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the  ~~Voting Shares~~  Class A common shares of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of Class A common shares outstanding those shares owned (1) by persons who are directors and officers; and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(iii) at or subsequent to such time, the Business Combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the Voting Power of the aggregate outstanding Voting Shares of the Corporation that are not owned by the Interested Shareholder.
( ~~c~~  b) The restrictions contained in this Article  ~~VI~~  V shall not apply if:
(i) a shareholder becomes an Interested Shareholder inadvertently and (1) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an Interested Shareholder and (2) would not, at any time within the three (3)-year period immediately prior to a Business Combination between the Corporation and such shareholder, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or
(ii) the Business Combination is proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required hereunder of, a proposed transaction, which (A) constitutes one of the transactions described in the following sentence; (B) is with or by a person who either was not an Interested Shareholder during the previous three (3) years or who became an Interested Shareholder with the approval of the Board of Directors and (C) is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than one (1)) who were directors prior to any person becoming an Interested Shareholder during the previous three (3) years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:
(A) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to the BCA, no vote of the shareholders of the Corporation is required);
(B) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding Class A common shares of the Corporation; or
(C) a proposed tender or exchange offer for 50% or more of the outstanding  ~~Voting Shares~~  Class A common shares of the Corporation.
(c) The Corporation shall give not less than twenty (20) days’ notice to all Interested Shareholders prior to the consummation of any of the transactions described in  ~~clause~~  subparagraph (A) or (B) of the second sentence of  ~~this Article VI(c~~  Section 5.2(b)(ii).
ARTICLE  ~~VII~~  VI
LIMITATION ON DIRECTOR LIABILITY AND INDEMNIFICATION
Section  ~~7.1~~  6.1 Limitation of Director Liability. To the fullest extent permitted by the BCA as the same exists or may hereafter be amended,  ~~a~~  no director of the Corporation shall  ~~not~~   be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.
Section  ~~7.2~~  6.2 Indemnification. The Corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including in an action by or in the right of the Corporation, by reason of the fact that he or she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation, a director or officer of another corporation, partnership, joint venture, trust or other enterprise (the “Indemnitee”), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding unless a final and unappealable determination by a court of competent jurisdiction has been made that he or she did not act in good faith or in a manner he or she did not reasonably believe to be in or not opposed to the best interest of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.
The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.
The purpose of this provision is to fully indemnify the Indemnitee to the fullest extent permitted by  ~~Section 60 of~~   the BCA or any successor statute.
Section  ~~7.3~~  6.3 Expenses Payable in Advance. The right to be indemnified shall include, without limitation, the right of an Indemnitee to be paid expenses in advance of the final disposition of any proceeding upon receipt of an undertaking to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified hereunder.
The purpose of this provision is to advance funds to the fullest extent permitted by  ~~Section 60 of~~   the BCA or any successor statute.

Section  ~~7.4~~  6.4 Expenses of Enforcement. An Indemnitee shall also be paid reasonable costs, expenses and attorneys’ fees (including expenses) in connection with the enforcement of rights to the indemnification granted hereunder.
Section  ~~7.5~~  6.5 Non-exclusivity of Rights. The rights of indemnification shall not be exclusive of any other rights to which an Indemnitee may be entitled and shall not be limited by the provisions of  ~~Section 60 of~~   the BCA or any successor statute.
Section  ~~7.6~~  6.6 Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director of officer of the Corporation or serving in such capacity in another corporation at the request of the Corporation against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of these Second Amended and Restated Articles of Incorporation.
Section  ~~7.7~~  6.7 Other Action. The Board of Directors may take such action as it deems necessary or desirable to carry out the provisions set forth in this  ~~ARTICLE VII~~  Article VI, including adopting procedures for determining and enforcing the rights guaranteed hereunder, and  ~~the Board of Directors~~   is expressly empowered to adopt, approve and amend from time to time such bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangement as may be permitted by law.
Section  ~~7.8~~  6.8 Amendment or Repeal of  ~~ARTICLE VII~~  Article VI. Neither the amendment or repeal of this  ~~ARTICLE VII~~  Article VI, nor the adoption of any provision of these Second Amended and Restated Articles of Incorporation inconsistent with this Article  ~~VII~~  VI, shall eliminate or reduce any   ~~right to indemnification~~  rights afforded by this  ~~ARTICLE VII~~  Article VI to any person with respect to their status or any activities in their official capacities prior to such amendment, repeal or adoption.
Section   ~~7.9~~  6.9 Amendment of BCA. If the BCA is amended after the date of the filing of these Second Amended and Restated Articles of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors or permitting indemnification to a fuller extent, then the liability of a director of the Corporation shall be eliminated or limited, and indemnification shall be extended, in each case to the fullest extent permitted by the BCA, as so amended from time to time. No repeal or modification of this Section 6.9 by the shareholders shall adversely affect any right or protection of a director of the Corporation existing by virtue of this Section  ~~7.9~~  6.9 at the time of such repeal or modification.
ARTICLE  ~~VIII~~  VII

AMENDMENTS
Section 7.1 Amendments. Except as otherwise provided by law, any provision herein requiring a vote of shareholders may only be amended by such a vote. Further, except as otherwise provided by law, Articles III, V, VI ~~,~~   and VII  ~~and VIII~~   may only be amended by affirmative vote of the holders of at least a majority of the Voting Power of the aggregate outstanding  ~~Class A Common Shares, Class B Common Shares and Class C Common Shares, voting as a single class~~  Voting Shares of the Corporation.
 ~~ARTICLE IX~~

 ~~MISCELLANEOUS~~
 ~~Section 9.1 Adoption. These Amended and Restated Articles of Incorporation were duly adopted in accordance with Section 93 of the BCA.~~
 ~~Section 9.2 Authorization. These Amended and Restated Articles of Incorporation were authorized by action of the shareholder of the Corporation.~~

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GLOBAL SHIP LEASE, INC.
C/O WATSON FARLEY & WILLIAMS LLP
120 WEST 45TH STREET, 20TH FLOOR
NEW YORK, NY 10036

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GLOBAL SHIP LEASE, INC.

Nominees:	For	Against	Abstain
1a. Michael S. Gross	☐	☐	☐
1b. Alain Wils	☐	☐	☐
1c. Menno van Lacum	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2 and 3.

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V96446-P47868

GLOBAL SHIP LEASE, INC.
Annual Meeting of Shareholders
June 17, 2026 5:00 PM Local Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) George Giouroukos, Thomas Lister, and Anastasios Psaropoulos, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the Class A common shares of GLOBAL SHIP LEASE, INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 5:00 PM, Local Time on June 17, 2026, at 9 Irodou Attikou Street, Kifisia, Athens, Greece 14561, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side